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                              March 24, 2021

       Michael Hansen
       Chief Executive Officer
       Alkami Technology, Inc.
       5601 Granite Parkway, Suite 120
       Plano, TX 75024

                                                        Re: Alkami Technology,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 10,
2021
                                                            File No. 333-254108

       Dear Mr. Hansen:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Graphics, page i

   1.                                                   Balance your
presentation of selected financial information by including equally prominent disclosure of
your increasing net loss position over the last three years. In addition, please
confirm that all the individuals providing testimonials have consented to the inclusion of their
testimonials in your filing.
       Consolidated Financial Statements
       Notes to Consolidated Financial Statements
       Note 17. Subsequent Events, page F-34

   2. Your response dated March 22, 2021 indicates that you issued 2.7 million options subsequent to December
31, 2020. Considering the proximity of these issuances to the
 Michael Hansen
Alkami Technology, Inc.
March 24, 2021
Page 2
      date your preliminary price range was determined tell us how you considered using the preliminary price range as a factor in determining the fair value of your common stock on these issuance dates. In this regard, please quantify factors that supports the significant difference between the 2021 grants valuation and the Preliminary Assumed IPO price.
      Tell us whether changes in revenue and operating results supports this significant increase in valuation within a short time frame. In addition, clarify whether additional disclosure is warranted since it appears that the rapid changes in valuation of your shares of ordinary shares was not solely attributable to changes in your financial condition or results of operations.
Exhibits

3. Please revise Exhibits 3.2 and 3.4 to clarify that the exclusive forum provision does not apply to claims under the Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                            Sincerely,
FirstName LastNameMichael Hansen
                                                            Division of
Corporation Finance
Comapany NameAlkami Technology, Inc.
                                                            Office of
Technology
March 24, 2021 Page 2
cc:       Kathleen M. Wells, Esq.
FirstName LastName